Prospectus Supplement No. 1	Filed pursuant to Rule 424(b)(3)
to Prospectus dated June 1, 2007	File No. 333-142556
HEALTH BENEFITS DIRECT CORPORATION
          This document supplements the prospectus, dated June 1, 2007, relating to offers and resales of up to 6,050,000 shares of our common stock, including 2,000,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2, as amended (File No. 333-142556). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Appointment of New Director
          On August 2, 2007, our board of directors voted to appoint Frederick C. Tecce to serve as a director on the board, effective as of August 2, 2007. Mr. Tecce currently serves as of counsel at Buchanan Ingersoll & Rooney. He was an attorney with Klett Rooney Lieber & Schorling when it joined Buchanan in 2006. Mr. Tecce also serves as of counsel to Cross Atlantic Capital Partners and has served on the investment committees of three of the funds managed by Cross Atlantic Capital Partners. Mr. Tecce previously served as Senior Vice President and General Counsel of Academy Life Insurance Company. Mr. Tecce served on the transition team for Pennsylvania Governor Tom Ridge and was appointed by Governor Ridge to serve as a member of the board of the $50 billion Public School Employees Retirement System (PSERS), where he served as chairman of the Finance Committee until his retirement in September of 2001. He was appointed by U.S. Senator Rick Santorum to the Federal Judicial Nominating Committee where he served for several terms and also served on Dr. Robert Gallo’s Board of Visitors at the University of Maryland Institute for Human Virology. He has served on the board of directors of several listed companies and presently serves as a member of the board of directors of Independence Blue Cross. Mr. Tecce received his J.D. degree from the Dickinson School of Law of The Pennsylvania State University in 1961. He received his B.A. degrees from the University of Pennsylvania in 1957.
Approval of Salary Increase for Alvin H. Clemens
          On August 2, 2007, our board of directors approved an increase in the annual base salary of Alvin H. Clemens, our Chairman and Chief Executive Officer, from $350,000 to $450,000, effective immediately.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 8, 2007